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	SEC FILE NUMER
	8- 39031

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21   AND ENDING 12/31/21
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Middlegate Securities Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8 West 40th Street, 4th Floor
(No. and Street)

New York	**NY**	**10018-3805**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Howard Spindel	**(212) 897-1688**	**hspindel@integrated.solutions**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

130 West 50th Street	**New York**	**NY**	**10020**
(Address)	(City)	(State)	(Zip Code)

10/08/2003	**339**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, __Steven Ostrofsky__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to __Middlegate Securities Inc.__ as of __12/31/21__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature

President

Title

Kim R Crean
Notary Public

KIM R CREAN
Notary Public, State of New York
Registration #01CR6306616
Qualified In Queens County
Commission Expires June 23, 2022

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

MIDDLEGATE SECURITIES INC.

STATEMENT of FINANCIAL CONDITION
DECEMBER 31, 2021

mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Middlegate Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Middlegate Securities Inc., (the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

Mazars USA LLP

New York, NY
March 31, 2022

MIDDLEGATE SECURITIES INC.

Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$	1,209,726
Securities owned, at fair value		55,889,069
Receivable from clearing broker, net		6,772,698
Right-of-use asset		1,238,117
Interest receivable		318,207
Prepaid expenses and other assets		149,112
Due from stockholders, net		8,382,819
Furniture, equipment and leasehold improvements less accumulated depreciation and amortization of $1,018,137		44,430
Restricted collateral deposit		67,558
Prepaid income taxes		17,898
Total Assets	$	74,089,634

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Payable to clearing broker, net	$	8,862,877
Securities sold short, at fair value		27,448,347
Accrued expenses payable		15,268,817
Subordinated loans payable		2,500,000
Lease liabilities		1,680,197
Loans payable		159,900
Payable to broker		5,663,881
Interest payable		121,924
Total Liabilities		61,705,943

Stockholders' Equity

Common stock, no par value, 200 shares authorized 100 shares issued and outstanding		400,000
Retained earnings		11,983,691
Total Stockholders' Equity		12,383,691
Total Liabilities and Stockholders' Equity	$	74,089,634

The accompanying notes are an integral part of this financial statement.

MIDDLEGATE SECURITIES INC.

Notes to Financial Statement
Year Ended December 31, 2021

1. ORGANIZATION AND NATURE OF BUSINESS

Middlegate Securities Inc. (the "Company"), a New York State "S" Corporation, is a broker-dealer registered with the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears all of its customer transactions through two clearing broker-dealers on a fully disclosed basis and buys and sells primarily corporate securities and municipal bonds. The Company also engages in firm commitment underwriting syndicates primarily in municipal securities. In April 2021, the Company changed its name from Middlegate Securities Ltd. to Middlegate Securities Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - The revenue recognition guidance of ASC Topic 606, *Revenue from Contracts with Customers* requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission income from customers' securities transactions and related expenses are recorded on a trade date basis. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument/counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Profit and loss arising from securities transactions entered into for the account of the Company are recorded on the trade date and are included as revenue from principal transactions or as syndicate income, respectively. Realized and unrealized gains and losses resulting from valuing marketable securities at fair value are also included in the calculation of revenue from principal transactions. There were no open contractual commitments from underwriting syndicates at December 31, 2021.

Credit Losses – The guidance under ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Credit Losses (continued)
The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant and accordingly, the Company has not provided an allowance for credit losses at December 31, 2021.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities – The Company's securities owned and securities sold short are stated at fair value (See Note 6).

Depreciation and Amortization - Depreciation on furniture and equipment is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the remaining term of the lease.

Income Taxes - The provision for income taxes is based on income and expenses reported in the financial statements. The Company has elected to be treated as an "S" Corporation under Federal and New York State income tax law. Accordingly, no provision has been made for Federal income tax because Federal income taxes are imposed on the stockholders based on their respective allocation of net income. New York State special franchise and surcharge taxes and New York City corporation tax are provided for in the financial statements.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with U.S. GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merits, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

3. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS

Pursuant to its clearing agreements, the Company introduces all of its securities transactions to each clearing broker on a fully disclosed basis. The Company has agreed to indemnify each clearing broker for losses, if any, from carrying securities transactions introduced by the Company. In accordance with industry practices and regulatory requirements, the Company and the clearing firms monitor collateral on the customer accounts on a daily basis. The Company's securities are held by its clearing brokers and in the case of one of its clearing brokers, serves as collateral for its margin balance and short positions (See Note 4).

In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with the Company's clearing brokers. The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

The Company is subject to certain inherent risks arising from selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements.

Due from stockholders includes significant concentrations (See Note 7).

At various times throughout the year ended December 31, 2021, the Company maintained cash balances or securities positions with major financial institutions.

The Company does not consider itself to be at risk with respect to any of its concentrations.

4. DUE FROM CLEARING BROKERS

The Company has an agreement with National Financial Services, LLC ("NFS"), a Fidelity Investments company, to act as the Company's clearing broker. The net amount due from the clearing broker consists of the balances in the Company's various trading accounts maintained by NFS. Included in the receivable balance at December 31, 2021, is a deposit of $100,000 required by NFS for operating the accounts.

The Company also has an agreement with Wedbush Securities Inc. to clear its securities transactions. There is a net balance due to the clearing broker. The balance includes a clearing deposit in the amount of $200,000.

5. PAYABLE TO BROKER

Payable to broker represents amounts due related to municipal underwriting activities.

6. FAIR VALUE MEASUREMENTS

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

- Level 3 - Unobservable inputs for the asset or liability that rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

MIDDLEGATE SECURITIES INC.

Notes to Financial Statement
Year Ended December 31, 2021

6. **FAIR VALUE MEASUREMENTS (continued)**

The following table presents the Company's fair value hierarchy for the investments measured at fair value as of December 31, 2021:

Securities owned, at fair value	Level 1	Level 2	Level 3	Total
Corporate stock	$ -	$ 13	$ -	$ 13
Municipal bonds	-	55,755,993	-	55,755,993
Corporate bonds	-	21,963	-	21,963
Investment in private company	-	-	111,100	111,100
Total	$ -	$ 55,777,969	$ 111,100	$ 55,889,069

Securities sold short, at fair value	Level 1	Level 2	Level 3	Total
Corporate stock	$ -	$ (3)	$ -	$ (3)
Municipal bonds	-	(174,633)	-	(174,633)
U.S. Government bonds	(27,273,711)	-	-	(27,273,711)
Total	$ (27,273,711)	$ (174,636)	$ -	$ (27,448,347)

MIDDLEGATE SECURITIES INC.

Notes to Financial Statement
Year Ended December 31, 2021

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6. FAIR VALUE MEASUREMENTS (continued)

The fair value of Level 2 municipal and corporate bonds is estimated using recently executed transactions or data of comparable issuers, market price quotations (when observable), or bond spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference. Municipal and corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy. The Level 3 investment in private company is valued at a price which allows for the fact that it is highly illiquid.

Investment in private company is valued using a model based on the most recent valuation included in a round of financing related to a holding of the investee company. This model indicates that the cost of the investment approximates fair value. The President of the Company is also the Managing Member of the investee company, and stockholders of the Company directly invest in this investment.

The following table summarizes changes in fair value of the Company's Level 3 assets for the year ended December 31, 2021. The Company recognizes all transfers between levels at the beginning of the reporting period.

	Investment in Private Company
Balance-December 31, 2020	$ 111,100
Balance-December 31, 2021	$ 111,100

The following summarizes the quantitative information about Level 3 fair value measurements as of December 31, 2021. Certain assets that are categorized within Level 3 are not disclosed below because the Company does not develop quantitative unobservable inputs when measuring the fair value of these assets.

Level 3 Investments	Fair Value	Valuation Technique	Unobservable Input	Input Values
Investment in private company	$ 111,100	Utilization of recent funding	Built into most recent funding	Valuation of significant investment of investee
Total Level 3 Investments	$ 111,100			

There were no transfers between Level 2 and 3 investments.

MIDDLEGATE SECURITIES INC.

Notes to Financial Statement
Year Ended December 31, 2021

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7. RELATED PARTY TRANSACTIONS

Due from stockholders – Under an existing agreement, amounts due from stockholders total $7,850,805 as of December 31, 2021, bear interest based on the Short Term Applicable Federal Rate and have no definitive due date. For the year ended December 31, 2021, the effective annual interest rate used was 0.15%.

Under a separate loan agreement, there is an amount due from a stockholder totaling $532,014. Additional principal of $1,000,000 was loaned to the stockholder and paid back during 2021. The loan accrues interest at 3% per annum.

The Company has an arrangement under which an affiliate provides services to the Company. This affiliate is owned by major shareholders of the Company. In prior years, these shareholders have received discretionary bonuses. At December 31, 2021, the affiliate has earned $5,000,000 for the year ended December 31, 2021 which has been agreed to by both the affiliate and the Company.

Sublease arrangement - See Note 9.

Subordinated loans and loans payable - See Note 13.

8. RETIREMENT PLAN

The Company maintains a deferred compensation plan for eligible employees. The Company may, at its discretion contribute up to 25% of eligible compensation. The Company elected to make contributions of $1,026,333 to the plan for the year ended December 31, 2021.

9. COMMITMENTS AND CONTINGENCIES

Leases – The Company has a lease on its New York City office space (amended in May 2014), which expires on May 31, 2024. In accordance with the original lease terms, the Company provided the lessor with a letter of credit in the amount of $60,000 to secure its obligations under the lease. The letter of credit is collateralized by a certificate of deposit of approximately the same amount.

The Company subleases a part of its office space under a sublease agreement expiring on May 30, 2024. The sublessee is required to pay the Company 25% of fixed rent, its proportionate share of real estate taxes and miscellaneous expenses which may be due to the landlord. In addition, the Company subleases a portion of the premises to affiliates on an informal month-to-month basis.

9. COMMITMENTS AND CONTINGENCIES (continued)

The Company recognizes its lease in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases the transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

Lease liabilities are recognized at the present value of the fixed lease payments using the prime rate of 5.5%. Right-of-use assets are recognized based on the initial present value of the fixed lease payments. At December 31, 2021, the right-of-use asset and lease liability balance was $1,238,117 and $1,680,197, respectively.

Minimum annual rental commitments under non-cancelable leases are as follows at December 31, 2021:

Year ending December 31,		Amount		Sublease Income		Net Lease Commitments
2022	$	733,623	$	183,406	$	550,217
2023		750,129		187,532		562,597
2024		315,446		78,862		236,584
	$	1,799,198	$	449,800	$	1,349,398
Less: imputed interest		119,000				
	$	1,680,198	$	449,800	$	1,349,398

Rent payable in the amount of $177,046, deferred by the landlord in 2020, was paid in full during the year ended December 31, 2021.

Litigation - The Company is a defendant to various legal proceedings arising from the normal course of business. In the opinion of management, based on the advice of legal counsel, there are no proceedings pending, or to the knowledge of management, threatened, which in the event of an adverse decision would result in a material adverse impact in the financial condition or results of operations of the Company.

Miscellaneous contractual arrangements – In the ordinary course of its business, the Company engages in business arrangements, some of which are committed to writing and some of which are based upon custom and usage. Examples of these are its arrangements with its employees, various vendors and professionals, other broker-dealers and customers. Some of these are even dictated by regulatory rules or protocols.

9. COMMITMENTS AND CONTINGENCIES (continued)

In some cases, the Company pays or accrues its obligations relating to these arrangements during the year and settles or trues them up periodically. Included in Accrued Expenses Payable in the Company's Statement of Financial Condition is $15,268,817, which the Company expects to pay to various employees and various vendors including related parties.

Regulation – In the ordinary course of its business, the Company is subject to various complex regulations and examinations and scrutiny from regulatory authorities. In the opinion of management, none of these factors are expected to have a material adverse effect on the Company.

10. CURRENT AND DEFERRED TAXES

The income tax provision as of December 31, 2021 is summarized as follows:

Current - State and local	$ 10,000
Deferred - local	-
Total provision for income taxes	$ 10,000

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax assets amount to $316,655 and are related to unused excess charitable contributions. The valuation allowance increased by $33,812. These deferred tax assets are fully reserved for.

11. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$ 736,488
Leasehold improvements	326,079
	1,062,567
Less: Accumulated depreciation and amortization	1,018,137
	$ 44,430

12. REGULATORY REQUIREMENTS

The Company is subject to Securities and Exchange Commission Rule 15c3-1 under which it is required to maintain minimum net capital of at least $250,000, pursuant to the Alternative Standard of that rule. At December 31, 2021, the Company's net capital of approximately $1,619,000 exceeded minimum requirements by approximately $1,369,000.

All customer transactions are cleared through other broker-dealers on a fully disclosed basis. Therefore, in accordance with paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, the Company is not required to maintain a separate bank account for the exclusive benefit of customers nor to segregate securities.

13. SUBORDINATED LOANS PAYABLE

The Company has subordinated loan agreements with two of its stockholders and two of its affiliates with amounts totaling $2,000,000 and $500,000, respectively. These loans expire from May 2022 through December 2022 and contain a rollover provision. Interest of 8% per annum is paid yearly.

14. LOANS PAYABLE

On April 20, 2021, the Company's loan payable in the amount of $420,695, pursuant to the Paycheck Protection Program, was forgiven.

On July 16, 2020, the Company secured an Economic Injury Disaster Loan from the Small Business Administration in the amount of $150,000 with an interest rate of 3.75%. At December 31, 2021, the amount due on this loan was $159,900.

15. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date these financial statements were issued. During this period there were no material subsequent events requiring adjustment or disclosure.